Universal Insurance Holdings, Inc.

1110 W. Commercial Blvd.

Fort Lauderdale, Florida 33309

March 22, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Eric Envall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-263238)

Ladies and Gentlemen:

Universal Insurance Holdings, Inc. hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-4 (Registration Statement No. 333-263238) be accelerated so that the Registration Statement will become effective on Thursday, March 24, 2022, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Gerald M. Spedale of Gibson, Dunn & Crutcher LLP at (346) 718-6888.

Sincerely,

UNIVERSAL INSURANCE HOLDINGS, INC.

By:	/s/ Frank C. Wilcox
Frank C. Wilcox
Chief Financial Officer

cc:    Gerald M. Spedale, Gibson, Dunn & Crutcher LLP